China Technology Announces Appointment of New Independent Director and respective Committees of the Board of Directors, and Receipt of Audit Committee Deficiency/Compliance Letter from Nasdaq
HONG KONG, March 7, 2007 — China Technology Development Group Corporation (Nasdaq: CTDC; “CTDC” or the “Company”) today announced the followings:

Mr. Yu Keung Poon was appointed as an Independent Director to replace Mr. Meng Wan.
The Company announced today that Mr. Meng Wan tendered his resignation and resigned as an independent director on March 2, 2007 with immediate effect. The Nomination Committee vetted and nominated, on March 2, 2007, Mr. Yu Keung Poon as an independent director to fill the casual vacancy resulted from Mr. Meng Wan’s resignation. The Board of Directors passed and approved by way of written resolution on March 2, 2007, the nomination of Mr. Yu Keung Poon and appointed Mr. Yu Keung Poon to serve as an independent director of the Company, and such appointment shall end at the next annual meeting of members.

Mr. Poon, aged 42, currently serves as the Financial Controller and Company Secretary to Jiuzhou Development Company Limted (“Jiuzhou”) (HKSE Code: 00908). He is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants in England. Prior to joining Jiuzhou, Mr. Poon had worked in Ernst & Young Hong Kong and had assumed the accounting and financial management positions in a number of China affiliated and multinational companies. His extensive experience in auditing and financial management will help the Company in further strengthening its financial management and internal control systems.

Mr. Poon commented, “I am delighted to join the board. As an independent director of the Company, I would like to help strengthening the Company’s corporate governance and internal control systems.”

“We are pleased to welcome Mr. Yu Keung Poon as our new independent director”, Mr. Changshan Zhao, Chairman of the Board, said, “The board of directors are impressed with Mr. Poon’s professional experience in financial management. We hope that Mr. Poon can help the Company gradually enhancing its internal control and contribute his expertise in the Company’s business growth and expansion.”

Composition of the Board Committees.
The Company announced today, that the Audit, Compensation and Nominating Committees of the Board are formed with following appointments:
Audit Committee: Mr. Loong Cheong Chang (Chairman of the Committee), Mr. Yu Keung Poon and Mr. Yezhong Ni
Compensation Committee: Mr. Xinping Shi (Chairman of the Committee), Mr. Yu Keung Poon and Mr. Weidong Wang
Nominating Committee: Mr. Xinping Shi (Chairman of the Committee), Mr. Loong Cheong Chang and Mr. Weidong Wang

Following the latest appointment of independent director, the Board of Directors of the Company as of the date of this announcement are as follows:
Executive Directors: Mr. Changshan Zhao, Mr. Alan Li, Mr. Zhenwei Lu, Mr. Xu Qian, Mr. Zhang Ju.
Independent Directors: Mr. Loong Cheong Chang, Mr. Yu Keung Poon, Mr. Xiaoping Wang, Mr. Xinping Shi, Mr. Yezhong Ni and Mr. Weidong Wang.

Receipt of Nasdaq Deficiency/Compliance Letter.
The Company received a Nasdaq Staff Deficiency Letter on March 5, 2007 (“Nasdaq Letter”) indicating that the Company fails to comply with the audit committee requirement for continued listing on The Nasdaq Stock Market as set forth in MarketPlace Rule 4350(d) (2) (the “Rule”), which requires an issuer to have an audit committee consisting of at least three independent directors. With the resignations of Mr. Peter Fu and Mr. L.C. Wan as independent directors and audit committee members on January 5, 2007, Mr. Yezhong Ni was the only member of the Audit Committee.

The Board of Directors passed and approved by way of written resolution on March 2, 2007, the appointments of Mr. Loong Cheong Chang and Mr. Yu Keung Poon to the Audit Committee respectively. As a result of the new appointments, the Audit Committee is comprised of three independent directors. The Nasdaq Letter concluded that the Company has regained compliance with the Rule and with this public announcement and 6-K filing, this matter is closed.

About CTDC:
CTDC is engaged in information network security and nutraceutical business in the People’s Republic of China. CTDC’s ultimate principal shareholder is China Merchants Group (www.cmhk.com), one of the most important Chinese state-owned enterprises in China. For more information, please visit our website at www.chinactdc.com.

Forward-Looking Statement Disclosure:
This press release of the Company, which is a foreign private issuer, on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “potential”, “predict”, “should”, or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, level of activity, performance or achievements to be materially different from any future results, level of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, level of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to conform these statements to actual results, unless required by law.